# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Acadian Asset Management Inc., CIK 0001748824
CUSIP: 10948W103
Title of class of securities: Common Stock, par value $0.001 per share ("Common Stock")
Address of issuer's principal executive offices: 200 State Street, 13th Floor, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001013594-25-000160
Filed by CIK 0001700272

## Reporting persons
- Azora Capital LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,565,866; sole dispositive power 0; shared dispositive power 1,565,866; aggregate amount beneficially owned 1,565,866 (4.2% of the class)
- Azora Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,565,866; sole dispositive power 0; shared dispositive power 1,565,866; aggregate amount beneficially owned 0 (4.2% of the class)
- Ravi Chopra: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,565,866; sole dispositive power 0; shared dispositive power 1,565,866; aggregate amount beneficially owned 1,565,866 (4.2% of the class)

## Item 1. Issuer
Name of issuer: Acadian Asset Management Inc.
Address of issuer's principal executive offices: 200 State Street, 13th Floor, Boston, Massachusetts, 02109

## Item 2. Person Filing
Name of person filing:
Azora Capital LP, a Delaware limited partnership ("Azora Capital") registered with the Securities and Exchange Commission (the "SEC"), which serves as the investment manager to certain investment funds and/or accounts (the "Funds"), with respect to the shares of Common Stock (as defined in Item 2(d) below) held by the Funds;
Azora Capital GP LLC, a Delaware limited liability company ("Azora Capital GP"), which serves as the general partner to Azora Capital, with respect to the shares of Common Stock held by the Funds; and
Ravi Chopra ("Mr. Chopra"), a United States citizen, who serves as the managing member to Azora Capital GP with respect to the shares of Common Stock held by the Funds.
The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Address of principal business office or, if none, residence: The business address of Azora Capital, Azora Capital GP and Mr. Chopra is at 3480 Main Highway, Suite 200, Miami, FL 33133.
Citizenship:
Azora Capital is a Delaware limited partnership.
Azora Capital GP is a Delaware limited liability company.
Mr. Chopra is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The percentages used herein and in the rest of this Schedule 13G are for each Reporting Person and have been calculated based upon 37,317,938 Common Stock issued and outstanding as of November 5, 2024 as reported by the Issuer in its Form 10-Q filed with the SEC on November 7, 2024. As of the close of business on December 31, 2024, the Reporting Persons may be deemed to have beneficially owned approximately 4.2% of Common Stock outstanding.

(a) Amount beneficially owned: 1,565,866
Percent of class: 4.2%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,565,866
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
1,565,866

Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G and membership in a "group" as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by the Funds, which are managed on a discretionary basis by Azora Capital (and indirectly, the Reporting Persons), and only Azora Capital has beneficial ownership (within the meaning of Rule 13d-3) of the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A of the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 6, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Azora Capital LP: /s/ Ravi Chopra, Ravi Chopra, Managing Member of Azora Capital GP LLC, the General Partner of Azora Capital LP (02/14/2025)
- Azora Capital GP LLC: /s/ Ravi Chopra, Ravi Chopra, Managing Member (02/14/2025)
- Ravi Chopra: /s/ Ravi Chopra, Ravi Chopra (02/14/2025)
Comment: The Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that any such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.